(h)(1)(i)

March 1, 2015

Voya Mutual Funds

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

By this letter dated March 1, 2015, we agree to waive the administrative fee payable to us under the Administration Agreement (the “Agreement”), dated January 1, 2015, as amended, between the Funds listed on Schedule A of the Agreement, including Voya Global Bond Fund (the “Fund”), a series of Voya Mutual Funds, and Voya Funds Services, LLC.  Such waiver will be in an amount equal to the administrative fee allocated to, and otherwise payable by, the Class P shares of the Fund, hereby reducing the post-waiver fee rate payable by the Class P shares to 0.00%.

By this letter, we agree to waive the administrative fee in this manner for the period from March 1, 2015 through March 1, 2016 (the “Waiver Period”).

Notwithstanding the foregoing, termination or modification of this letter requires approval of the Board of Trustees of Voya Mutual Funds.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Funds Services, LLC

Agreed and Accepted:

By Voya Mutual Funds, on Behalf of its Series, Voya Global Bond Fund

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President